January 14, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Geospatial Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2018

Filed January 6, 2020

File No. 000-55937

Gentlemen:

On behalf of Geospatial Corp., a Nevada corporation (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Annual Report on Form 10-K (the "Amendment”) in response to the Commission’s comment letter, dated January 9, 2020, with reference to the Amendment No. 1 to the Company’s Annual Report on Form 10-K (the “Annual Report”) filed with the Commission on January 6, 2020.

In addition to the Amendment, the Company responds to the Commission's comment as follows:

Amendment No 1 to Form 10-K for the Fiscal Year Ended December 31,2018

Item 8. Financial Statements and Supplementary Data, page 1

1. Amendments must set forth the complete text of each item as amended. Please file an amendment that sets forth the complete text of Item 8. Please refer to Exchange Act Rule 12b.15.

Response: The Annual Report has been revised to set forth the complete text of Item 8.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

   NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 6, 2020

The Company respectfully submits via EDGAR the foregoing response to the Commission and the Amendment. Please address any further questions or comments to the undersigned at (917) 398-5082 or emendelson@cronelawgroup.com. Thank you very much.

Sincerely,

/s/ Eric Mendelson

Eric Mendelson

cc: Thomas Oxenreiter

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

   NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com